AVOGENX, INC.
6601 Six Forks Rd, Suite 140
Raleigh, North Carolina 27615

March 3, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance 100 F Street, NE
Washington, D.C. 20549

Re: Request for Withdrawal of Registration Statement on FORM S-4
File Number: 333-200715

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Avogenx Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement No. 333-200715 on Form S4, filed on December 4, 2014  (the “Registration Statement”) be withdrawn.

The Registration Statement sought to register 27,553,174 shares of common stock, $0.001 par value per share, for issuance in connection with an Agreement and Plan of Merger, dated as of September 30, 2014 (the “Merger Agreement”), by and among Islet Sciences, Inc., a Nevada corporation (“Islet Sciences”), Brighthaven Ventures, L.L.C., a North Carolina limited liability company (“BHV”), the Company, Islet Merger Sub, Inc., a Nevada corporation and a direct wholly owned subsidiary of the Company (“Islet Merger Sub”), and each of the members of BHV (the “BHV Members”).  Pursuant to the Merger Agreement, Islet Merger Sub was to merge with and into Islet Sciences with Islet Sciences as the surviving entity (the “Merger”), and the Company would have acquired all of the outstanding membership interests of BHV in consideration for the issuance of an aggregate of 30 million shares of common stock of the Company to the BHV Members, which was subject to adjustment based on an exchange ratio, and additional milestone payments described in the Registration Statement (the “BHV Securities Exchange” and together with the Merger, the “Transactions”).

On March 3, 2015 the parties to the Merger Agreement terminated the Merger Agreement and the Transactions to proceed with an alternative transaction.

The Company represents that none of the 27,553,174 shares of common stock subject to the Registration Statement were sold or will be sold due to the termination of the merger agreement and the termination of the Transactions.

The Company hereby requests that the Commission issue an order granting the immediate withdrawal of the Registration Statement and all amendments and exhibits thereto pursuant to Rule 477 under the Securities Act.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

Very truly yours,

/s/ Steven Delmar
Steven Delmar
Chief Financial Officer